

April 30, 2012

<u>Via E-mail</u>
Thomas Hagan
President
Caribbean Pacific Marketing, Inc.
2295 Corporate Blvd. NW, Suite 131
Boca Raton, FL 33431

> **Re:** **Caribbean Pacific Marketing, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 16, 2012**
> **File No. 333-180008**

Dear Mr. Hagan:

    We have reviewed your amended registration statement together with your correspondence and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

    After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   - Describe how and when a company may lose emerging growth company status;

   - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - Your election under Section 107(b) of the Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>Risk Factors</u>

<u>"If our offering is successful, we will be a public company subject to reporting requirements of the Securities Exchange Act of 1934," page 5</u>

2. We note your reply to prior comment 6. Please revise your risk factor to describe how being subject to the reporting requirements under the Exchange Act of 1934 may present a specific risk for the Company. In this regard, it may be appropriate to discuss the increased costs of compliance and any challenges you may face in attempting to comply with regulatory requirements.

3. We note your response to comment 7. However, your disclosure continues to include references to your "services." Please revise your disclosure to delete the references to "services" in the final risk factor on page 5 and the reference to "advisory services" in your Business section at the top of page 18.

<u>"We lack an operating history and have losses that we expect to continue into the future . . .," page 5</u>

4. We note that your response to our prior comment 8 refers to payments to marketing consultants. We also note that your amended risk factor disclosure on page 5 indicates that you incurred $7,656 for website and internet market development. Please reconcile these statements with your disclosure that you have not conducted any market research and that your will begin development of your website after completion of the offering. Please revise your disclosure to address this inconsistency and describe the current status of your marketing and web development efforts.

Dilution of the Price You Pay for Your Shares, page 11

5. Please revise the last caption in the section, "Existing Stockholders if all shares are sold," to be "Percentage of ownership held by existing stockholders after offering."

6. Please revise the last caption in the next three sections, which show dilution under the 100%, 62.5% and 50% offering scenarios, to be "Percentage of ownership held by new stockholders after offering."

Business

Our Products, page 18

7. We note your disclosure in several locations that you plan to market product formulations as "private-label" products and brands. Please revise your disclosure to explain your reference to "private-label" products and brands.

8. We note your reply to our prior comment 22. Please include a risk factor in your registration statement that addresses the material risk stemming from the lack of trademark protection for your products. For example, if third parties may independently market and sell the specific formulations and products that you obtain from Absolute Natural Blenders, please revise your disclosure to include a separate risk factor specifically highlighting this possibility and discussing how such a competitor would negatively impact the continued viability of your business plan.

Manufacturing and Raw Materials, page 18

9. We note your response to our prior comment 24. Please disclose whether your agreement with Absolute Natural Blenders, Inc. is exclusive and whether Absolute Natural Blenders may also supply third parties with the specific products and formulations to which you refer in the registration statement.

10. We note your response to prior comment 27. Please explain to us the facts and circumstances upon which Absolute Packaging has agreed to provide its manufacturing, warehousing, fulfillment and shipping services to you "at no cost" and the business purpose of this arrangement. Revise your disclosure accordingly.

11. You state that you will not bear these costs because "the cost of these services will be included in the unit-price of our private label products." Please describe your business model as it relates to your planned arrangements with private label customers and suppliers, such as Absolute Packaging. Tell us your consideration of ASC 605-45 in accounting for these planned activities, particularly the billing and collection for product purchases and related payment for products and services provided by suppliers.

Management

Background of Officers and Directors, page 21

12. We note your responses to our prior comments 10, 29, and 30. Please revise the
biographical information for your officers to indicate that Mr. Hagan is not currently
actively engaged in any business aside from serving as an officer of the Company and
director of Patient Portal. Please also disclose that Mr. McDonnell currently serves as a
business consultant to various clients.

Description of Securities

Common Stock, page 23

13. We note your reply to our prior comment 31. Please be advised that this disclosure still
references the applicable statutes of the State of Nevada. Pease correct this disclosure
accordingly.

Signatures, page II-4

14. We note your reply to prior comment 33. The instructions to Form S-1 require that you
indicate which of the individuals signing the registration statement is doing so in the
capacity as your Principal Executive Officer, Principal Financial Officer, and Principal
Accounting Officer or Comptroller. Please revise your signature page to identify the
specific capacities in which Mr. Hagan and Mr. McDonnell have signed the registration
statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or Bryan Pitko at (202) 551-3203 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Randall Lanham, Esq.
        Lanham & Lanham, LLC
        28562 Oso Parkway, Unit D
        Rancho Santa Margarita, CA 92688